

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2011

Robert E. Jorgensen, CEO
Desert Hawk Gold Corp.
8921 N. Indian Trail Road, #288
Spokane, WA 99208

>   **Re: Desert Hawk Gold Corp.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed December 10, 2010**
>   **File No. 333-169701**

Dear Mr. Jorgensen:

We have reviewed your registration statement, and your letter dated December 10, 2010, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Unaudited Consolidated Financial Statements, page 53

1.   It appears you have accounted for the adjustable conversion feature embedded in your Series A Preferred Stock as a bifurcated derivative instrument (a derivative liability balance of $696,040 as of September 30, 2010). Please provide us the analysis supporting your decision to bifurcate the embedded adjustable conversion feature and your analysis that the embedded conversion feature is not clearly and closely related to the preferred stock. Refer to FASB ASC 815-15-25-1. We note that in so far as your preferred stock is perpetual (i.e. not redeemable and not classified as a liability), has voting rights proportionate with the as-converted common stock, and does not provide for a cumulative fixed-rate dividend, it appears to have the economic characteristics of

equity. Refer to FASB ASC 815-15-25-17. We also note that the embedded adjustable conversion feature has the effect of converting the preferred stock interests into common stock, which is another instrument with economic characteristics of equity. If an adjustable conversion feature embedded in an equity instrument has economic characteristics and risks that are also similar to equity, that feature is clearly and closely related to the host contact: they both represent claims to residual interests in the company (equity) and not a claim upon or obligation of the company (a liability). Please tell us how you concluded the economic characteristics and risks of the embedded adjustable conversion feature are not clearly and closely related to the economic characteristics and risks of the preferred stock host.   Please reference any applicable GAAP underlying your analysis.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact James Giugliano at (202) 551-3319 or John Cannarella at (202) 551-3337, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter at (202) 551-3317, or in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Ronald N. Vance, P.C.
        Facsimile No. (801) 446-8803